04036002

GRASIM
ADITYA BIRLA GROUP

82-3322

By Air Mail

July 6, 2004

SUPPL

SEC MAIL PROCESSING
RECEIVED
AUG 03 2004
WASH, D.C. 155 SECTION

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

Dear Sir,

We are extremely sorry to inform you that Shri M.C. Bagrodia, a Director of the Company has expired today.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

encl: as above

PROCESSED
AUG 06 2004
THOMSON FINANCIAL

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel.: 91-22-2281 9520 • Fax: 91-22-2284 6299 • Email: grasim@bom7.vsnl.net.in
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)

GRASIM
ADITYA BIRLA GROUP

July 13, 2004

By Air Mail

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

Dear Sir,

We write this to inform you that in view of delay in arrival of the monsoon, the Company's Staple Fibre Division at Nagda is curtailing down the production temporarily by about 80 tonnes per day. This constitutes around 11% of the total Staple Fibre production of the Company.

Thanking you,

Yours faithfully,

AKMalu

Ashok Malu
Company Secretary

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 03 2004
WASH. D.C. 155

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel.: 91-22-2281 9520 • Fax: 91-22-2284 6299 • Email: grasim@bom7.vsnl.net.in
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)

GRASIM
ADITYA BIRLA GROUP

19th July, 2004

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459,
USA

By Air Mail

Dear Sir,

Pursuant to Clause 41 of the Listing Agreement, please note that the Board of Directors of Grasim Industries Limited will meet on Wednesday, the 28th July, 2004 interalia to take on record the unaudited financial results (provisional) for the quarter ended 30th June, 2004.

This is for your information.

Thanking you,

Yours faithfully,

AKMalu

Ashok Malu
Company Secretary

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 03 2004
WASH. D.C. 155

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel. : 91-22-2281 9520 • Fax : 91-22-2284 6299 • Email : grasim@bom7.vsnl.net.in
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)